Exhibit 99.2

November 14, 2022

Consent of Fasken Martineau DuMoulin LLP

We hereby consent to the use of our name under the headings “Documents Filed as Part of the U.S. Registration Statement” and “Legal Matters”, and to the reference to our name and use of our opinion under the heading “Eligibility for Investment” in the prospectus supplement dated November 14, 2022, relating to the offering by Electra Battery Materials Corporation (the “Company”) of common shares of the Company, which forms part of the Registration Statement on Form F-10 (File No. 333-264982), as amended.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ “Fasken Martineau DuMoulin LLP”

Fasken Martineau DuMoulin LLP